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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

      ITEM 1.     NAME AND ADDRESS OF COMPANY
                  Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
                  Toronto, ON   M5H 3Y2

      ITEM 2.     DATE OF MATERIAL CHANGES
                  August 31 and September 8, 2006

      ITEM 3.     NEWS RELEASES
                  News releases were issued by Kinross in Toronto on August 31 and September 8, 2006 with respect to the material changes and filed via SEDAR.

      ITEM 4.     SUMMARY OF MATERIAL CHANGE
                  The Company announced that it had completed the acquisition of Crown Resources Corporation ("Crown") and had sold its holding in Katanga Mining Limited.

      ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE
                  On August 31, 2006, Kinross announced the completion of the previously announced acquisition of Crown. The transaction closed immediately following the Crown Special Meeting at which the Crown shareholders voted in favour of the plan of merger between Crown and a wholly-owned subsidiary of Kinross.

                  The Buckhorn gold deposit owned by Crown is located in north-central Washington State, USA, approximately 76 kilometers by road from Kinross' Kettle River gold milling facility. Kinross is currently focused on obtaining the necessary permits to proceed with building the Buckhorn project. It is currently anticipated that construction will begin in late 2006 with production expected to begin in late 2007.

                  Pursuant to the merger, shareholders of Crown will receive
                  0.32 of a Kinross common share for each share of Crown common stock. Kinross will issue approximately 14.65 million common shares in connection with the transaction. Upon submission of their certificates representing shares of Crown common stock, together with the requisite letters of transmittal which will be mailed by Computershare Investor Services Inc., Crown shareholders will be issued certificates representing the number of Kinross common shares to which they are entitled under the plan of merger based on the exchange ratio. No fractional Kinross shares will be issued and Kinross will pay cash in lieu thereof.

                  On September 8, 2006 Kinross announced that it had sold its 5,751,500 in Katanga Mining Limited for proceeds of approximately Cdn. $35.9 million (CDN. $6.25 per share) through a private placement.

       ITEM 6.    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT
                  51-102
                  N/A

      ITEM 7.     OMITTED INFORMATION
                  N/A

      ITEM 8.     EXECUTIVE OFFICER
                  Ms. Shelley M. Riley
                  Vice President, Administration and Corporate Secretary
                  Telephone: (416) 365-5198
                  Facsimile: (416) 365-0237

      ITEM 9.     DATE OF REPORT
                  September 8, 2006

                                      KINROSS GOLD CORPORATION


                                      PER:    SHELLEY RILEY
                                              ----------------------------------
                                              Shelley Riley
                                              Vice President, Administration and
                                              Corporate Secretary

CAUTIONARY STATEMENTS
THIS REPORT CONTAINS "FORWARD-LOOKING STATEMENTS", WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SIMILAR CANADIAN LEGISLATION, CONCERNING THE BUSINESS, OPERATIONS AND FINANCIAL PERFORMANCE AND CONDITION OF EACH OF KINROSS AND CROWN. GENERALLY, THESE FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "BUDGET", "SCHEDULED", "ESTIMATES", "FORECASTS", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATE THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". FORWARD-LOOKING STATEMENTS ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AS OF THE DATE SUCH STATEMENTS ARE MADE, AND THEY ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF KINROSS AND CROWN TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO RISKS RELATED TO: MODIFICATIONS TO EXISTING MINING PLANS AS A RESULT OF REGULATORY REQUIREMENTS OR ADDITIONAL EXPLORATION ACTIVITIES; UNEXPECTED VARIATIONS IN ORE GRADE, TONNES MINED, CRUSHED OR MILLED ONCE MINING HAS COMMENCED; DELAY OR FAILURE TO OBTAIN THE REQUIRED PERMITS AND APPROVALS; TIMING AND AVAILABILITY OF EXTERNAL FINANCING ON ACCEPTABLE TERMS; THE BUSINESSES OF KINROSS AND CROWN NOT BEING INTEGRATED SUCCESSFULLY OR SUCH INTEGRATION PROVING MORE DIFFICULT, TIME CONSUMING OR COSTLY THAN EXPECTED; RISKS RELATED TO INTERNATIONAL OPERATIONS; ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES; ACTUAL RESULTS OF CURRENT PERMITTING ACTIVITIES; CONCLUSIONS OF ECONOMIC VALUATIONS; CHANGES IN PROJECT PARAMETERS AS PLANS CONTINUE TO BE REFINED; FUTURE PRICES OF GOLD AND COMMODITIES; FAILURE OF PLANT, EQUIPMENT OR PROCESSES TO OPERATE AS ANTICIPATED; ACCIDENTS, LABOUR DISPUTES AND OTHER RISKS OF THE MINING INDUSTRY; DELAYS IN THE COMPLETION OF DEVELOPMENT ACTIVITIES, AND THOSE ADDITIONAL FACTORS DISCUSSED IN OR REFERRED TO UNDER "RISK FACTORS" AND ELSEWHERE IN KINROSS' REGISTRATION STATEMENT ON FORM F-4 AND KINROSS' AND CROWN'S OTHER DOCUMENTS FILED FROM TIME TO TIME WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES IN ADDITION THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED OR INTENDED. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENT. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS. NEITHER KINROSS NOR CROWN UNDERTAKES TO UPDATE ANY FORWARD-LOOKING STATEMENT.

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